13G

Name of Issuer:  Titan Corp.

Title of Class of Securities:  Convertible Sub Debentures
Cusip Number:  888266AA1
1. Name of Reporting Persons:  SoundShore Partners LP, 98-0151391
4. Place of Organization:  Delaware
5. Sole Voting Power:  3,492 Conv. Sub. Debenture bonds to 997,714 shares
7. Sole Disposition: 3,492 Conv. Sub Debenture bonds to 997,714 shares
9. Aggregate Amount: 997,714
11.Percent of class represented: 6.65%
12.Type of reporting person: BD and PN
Item 1(a) Issuer: Titan Corp.
Item 1(b) I Address: 3033 Science Park Rd., San Diego, CA 92121
Item 2(a) Filer: SoundShore Partners LP
Item 2(b) F Address:  29 Richmond Road, Pembroke, Bermuda HM08
Item 2(c) Citizen: Delaware limited partnership
Item 2(d) Class: Convertible Bonds
Item 2(e) CUSIP: 888266AA1
Item 3 (a) X
Item 4 (a) 3,492 Conv. Sub. Debenture bonds (888266AA1) to 997714 shares
Item 4 (b) 6.65%
Item 4 (c) (i) 997,714
Item 4(c) (iii) 997,714
Item 6 Not Applicable
Item 7 Not Applicable
Item 8 Not Applicable
Item 9 Not Applicable